

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E-mail</u>
Mr. David R. Brooks
Chairman and Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069-3257

Re: Independent Bank Group, Inc.
Registration Statement on Form S-1 DRS/A
Filed January 8, 2013
File No. 377-00083

Dear Mr. Brooks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

About This Prospectus, page ii

2. Advise us regarding the specific reasons for the statement in the first sentence of the second paragraph limiting the jurisdictional use of the prospectus.

Use of Proceeds, page 6

3. We note $25.3 million of proceeds will be used to repay indebtedness. If such debt was incurred within one year, describe here and in the main section the use of the proceeds of such indebtedness. See Item 504 of Regulation S-K.

4. To the extent that there are any other known or planned uses for the proceeds, revise both here and in the main section, to provide details and to quantify the amounts that may be used for each purpose. For example, we note your strategies to grow organically and through acquisitions and to diversify your loan portfolio. If the expected use of proceeds changes or solidifies, please update. See Item 504 of Regulation S-K.

Risk Factors, page 12

Severe weather, natural disasters, acts of war or terrorism and other external…, page 19

5. Your risk factors should address only those risks that likely may affect the registrant. Accordingly, delete this risk factor or revise both the heading and narrative to particularly focus on your business or industry to address specific disasters that are common to your geographic area, business or industry. Draft the risk factor and its heading so that it is not equally applicable to another business or industry. See Item 503(c) of Regulation S-K and Rule 421(d) of Regulation C.

Our corporate organizational documents and the provisions of Texas law…, page 21

6. Recast the heading to reference the "anti-takeover" nature of your organizational documents and provisions of Texas law. Make corresponding changes in the main document beginning on page 129 to specifically address anti-takeover provisions under a descriptive heading.

The price of our common stock could be volatile…, page 23

7. Succinctly state in the subheading the risks that result from this uncertainty. See Item 503 (c) of Regulation S-K.

An investment in our common stock is not an insured deposit, page 26

8. Succinctly state in the subheading the risks that result from this fact. See Item 503 (c) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statement, page 30

9. Section 27A (b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the
    Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking
    statements does not apply to statements made in connection with an initial public offering.
    Please either:

    • delete any reference to the Litigation Reform Act; or
    • make clear, each time you refer to the Litigation Reform Act, that the safe harbor does
       not apply to initial public offerings.

Dilution, page 38

10. Expand the paragraph following the dilution table, or add a footnote, to provide disclosure on
    the 35,100 shares of restricted stock to be issued in connection with the consummation of the
    offering.

Business, page 40

11. Disclose here or in your MD&A the risks inherent in each of your various loan types, noting
    which are at higher risk. For instance, commercial loans typically have payment
    requirements by which the borrower makes smaller periodic payments during the life of the
    loan followed by a larger balloon payment at the end of the term. Similarly, construction
    loans are dependent not only on the completion of the project, but ultimately the ability of the
    construction loan borrower to refinance the loan or sell the property upon the completion of
    the project.

IBG Adriatica, page 46

12. Expand the last paragraph to quantify the proceeds from the two referenced completed sales
    or advise.

13. Provide updated disclosure on the sales that were pending at the time of the filing.

Recent Developments, page 53

14. Update the disclosure on the IBG Adriatica transactions expected to close in December 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Loan Losses, page 73

15. We note your disclosure in the second last paragraph on page 74 that had it not been for the
    fair value adjustments to the carrying value of problem loans acquired in connection with
    bank acquisitions during January 1, 2010 to September 30, 2012, the ratio of your allowance
    for loan losses to total loans probably would have been lower. In light of this disclosure, and

the subsequent acquisition of The Community Group, Inc. on October 1, 2012, which could further impact the comparability of this or other asset quality ratios, please revise to discuss in more detail how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. If deemed material, specifically identify any other credit metrics impacted by these acquisitions (e.g., non-performing loans to total loans, net charge-offs to average loans outstanding, etc.) and consider quantifying the amount of total purchased loans in the denominator of the allowance for loan losses to total loans ratio and the non-performing loan to total loans ratio for which there are no corresponding balances in the numerator.

16. As a related matter, please revise your disclosure here, and in your significant accounting policy footnote, to more clearly address how you classify these purchased loans as non-accrual, impaired, loans > 90 days and accruing, or as troubled debt restructurings. Please address whether you continued to use the classification for the loan at acquisition or if you considered all acquired credit impaired loans to be accruing, non-impaired and / or current. Also, please disclose how you determine the delinquency of your purchased loan portfolio and specifically disclose if delinquency classification is based up on the contractual loan terms or your expectation of the loans performance determined upon acquisition of the loans.

Executive Compensation and Other Matters, page 115

17. Please update the information for the latest fiscal year. See Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 123

Other Transactions, page, 125

18. State here the relationship between the registrant and IBG Adriatica.

19. Update the disclosure on the pending $3.5 million land sale.

Consolidated Financial Statements

General

20. Please consider the need to revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies – Impaired Loans, page F-12

21. Please revise to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Note 6. Loans, Net and Allowance for Loan Losses, page F-23

22. Please revise your disclosure to include either the total amount of troubled debt restructurings (TDRs) or TDRs that were on nonaccrual status at each period end.

23. Please confirm to us, if true, and revise to clearly disclose that you continue to measure credit impairment at each period end on all loans that have been classified as TDRs using the guidance in ASC 310-10-35. If you do not, please measure credit impairment for all previously classified TDRs using the guidance in ASC 310-10-35 and to the extent that prior periods appear to be materially misstated, please consider the need to potentially restate your financial statements or tell us why your current accounting is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Amit Pande, Accounting Branch Chief at 202-551-3423, if you have questions regarding financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief